

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 9, 2021

Yang Gui
Chief Executive Officer
Ecomat Inc
40 Wall Street, 28th Floor
New York, NY 10005

>   **Re: Ecomat Inc**
>   **Current Report on Form 8-K**
>   **Filed January 12, 2021**
>   **File No. 0-21613**

Dear Ms. Gui:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Trade & Services

cc: Ying Li, Esq.